                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION            033-89746
                            Washington, D.C. 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One)  X Form 10-K   __ Form 20-F __ Form 11-K  __ Form 10-Q __ Form N-SAR

For Period Ended:   December 31, 2000
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                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR

                 For the Transition Period Ended:____________________________

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

WHEELING PITTSBURGH CORPORATION
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Full Name of Registrant


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Former Name if Applicable

1134 Market Street
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Address of Principal Executive Office (STREET AND NUMBER)

Wheeling, WV 26003
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X       (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and 10-KSB, 11-K, 20-F, 10-Q, and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

The Registrant was unable to file the Form 10-K for the calendar year December 31, 2000 (the "Report") without unreasonable effort or expense due to the related delays in gathering information for inclusion in the Report associated therewith.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Steven Lacy                 304                 234-2350
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         [ X ]  Yes   [   ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?   [ X ]  Yes    [   ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made: See below

                        Wheeling Pittsburgh Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 30, 2001                 By  /s/ Paul J. Mooney
                                       ----------------------------------------
                                       Name: Paul J. Mooney
                                       Title: Executive Vice President and
                                              Chief Financial Officer


The following is an explanation of the anticipated change, both narratively and quantitatively. The Company expects that, when filed, the Form 10-K Results of Operations will reflect a net loss of approximately $218.2 million for the year ended December 31, 2000, as compared to a net loss of approximately $34.5 million for the year ended December 31, 1999. In addition, the Company expects to show an Operating Loss of approximately $86.5 million for the year 2000 as compared to an Operating Loss of approximately $17.6 million in 1999.